128


05009324

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suzano Petroquímica S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34667 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/28/05

82-34667

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

AR/S
12-31-04

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have audited the accompanying individual and consolidated balance sheets of Suzano Petroquímica S.A. (the "Company") and subsidiaries as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the jointly-controlled subsidiary Rio Polímeros S.A. as of and for the year ended December 31, 2004, the investment balance of which amounts to R$373,178 thousand (37.3% of the Company total assets), and whose assets represent 45% of the consolidated total assets, and which generated a gain from the equity pickup for the year amounting to R$424 thousand, have been audited by other independent auditors and our opinion insofar as it relates to the amounts of investment, consolidated assets and liabilities and results of operations, and to the amounts disclosed on notes to financial statements, compiled from the financial statements of this jointly-controlled subsidiary is based on the report of these auditors.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Suzano Petroquímica S.A. and subsidiaries as of December 31, 2004, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The individual and consolidated statements of cash flows for the year ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in accordance with Brazilian accounting practices. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

5. The financial statements for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors whose opinion thereon, dated February 27, 2004, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 21, 2005

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes


João Eugenio Leitão Filho
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public-owned company)

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

ASSETS	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
CURRENT ASSETS				
Cash and cash equivalents	34,884	50,116	2,820	6
Temporary cash investments	134,613	173,971	26,377	6,147
Trade accounts receivable	154,954	156,808	-	-
Inventories	141,275	108,066	-	-
Dividends receivable	-	-	-	9,121
Recoverable taxes	28,306	48,468	3,551	4,217
Deferred income and social contribution taxes	5,515	3,307	579	-
Other receivables	16,446	13,594	790	10
Prepaid expenses	3,545	3,082	128	179
	519,538	557,412	34,245	19,680
LONG-TERM ASSETS				
Deferred income and social contribution taxes	18,518	15,044	187	-
Recoverable taxes	99,612	40,135	-	-
Judicial deposits	2,661	2,391	-	-
Other receivables	10,329	5,198	-	-
Related parties	1,038	-	7,117	26,725
	132,158	62,768	7,304	26,725
PERMANENT ASSETS				
Investments	71,132	71,002	958,122	836,618
Property, plant and equipment	1,186,603	1,109,181	787	637
Deferred charges	96,129	71,167	-	-
	1,353,864	1,251,350	958,909	837,255
TOTAL ASSETS	2,005,560	1,871,530	1,000,458	883,660

LIABILITIES AND SHAREHOLDERS' EQUITY	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
CURRENT LIABILITIES				
Trade accounts payable	58,139	85,979	-	-
Loans	128,493	125,116	6,490	6,505
Taxes payable	16,457	13,907	253	69
Payroll and related charges	8,850	9,066	711	235
Related parties	9,177	6,088	214	683
Proposed and payable dividends	28,230	7,061	28,132	7,061
Accounts payable	21,264	14,062	2,227	69
Income and social contribution taxes	5,556	1,792	-	-
	276,166	263,071	38,027	14,622
LONG-TERM LIABILITIES				
Trade accounts payable	-	4,816	-	-
Loans	597,705	603,361	6,220	12,215
Income and social contribution taxes	1,448	1,557	-	-
Reserve for contingencies	69,514	48,788	-	-
Related parties	13,007	22,035	-	-
Taxes payable	45,546	24,538	-	-
Pension plan	4,609	4,804	-	-
Accounts payable	675	-	549	-
	732,504	709,899	6,769	12,215
DEFERRED INCOME	33,034	32,739	-	-
MINORITY INTEREST	8,194	8,998	-	-
SHAREHOLDERS' EQUITY				
Capital	826,283	794,383	826,283	794,383
Revaluation reserves	2,489	2,513	2,489	2,513
Profit reserves	126,890	59,927	126,890	59,927
	955,662	856,823	955,662	856,823
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,005,560	1,871,530	1,000,458	883,660

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public-owned company)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, except earnings per share)

	Consolidated		Company	
	2004	2003	2004	2003
GROSS SALES	2,074,611	1,493,736	-	-
Sales taxes	(464,494)	(270,529)	-	-
NET SALES	1,610,117	1,223,207	-	-
Cost of sales	(1,268,629)	(1,019,113)	-	-
GROSS PROFIT	341,488	204,094	-	-
Selling expenses	(98,204)	(74,583)	-	-
General and administrative expenses	(52,971)	(39,116)	(17,226)	(7,822)
Management fees	(1,416)	(1,195)	(389)	(238)
Financial expenses	(44,006)	(82,003)	(2,354)	(2,461)
Financial income	16,181	12,404	980	2,008
Equity pickup	-	(298)	127,947	11,538
Goodwill amortization	(2,513)	(2,513)	(668)	(668)
Other operating income (expense)	(2,018)	8,484	-	-
INCOME FROM OPERATIONS	156,541	25,274	108,290	2,357
Nonoperating income (expense)	256	(3,968)	8	-
INCOME BEFORE INCOME TAXES	156,797	21,306	108,298	2,357
Income and social contribution taxes - current	(49,474)	(24,299)	-	-
Income and social contribution taxes - deferred	2,944	6,038	766	-
INCOME BEFORE MINORITY INTEREST	110,267	3,045	109,064	2,357
Minority interest	(1,203)	(607)	-	-
NET INCOME	109,064	2,438	109,064	2,357
Earnings per share - R$			0.48	0.01
Number of shares at yearend			226,695,380	221,195,380

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public Owned Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

			Profit reserves				
Company	Capital	Revaluation reserves	Legal	Statutory reserves	Unrealized profit	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2002	794,383	2,542	3,874	54,229	6,492	-	861,520
Realization of revaluation reserve of jointly controlled subsidiaries	-	(29)	-	29	-	-	-
Net income	-	-	-	-	-	2,357	2,357
Proposed allocation of net income:							
Dividends	-	-	-	-	(6,492)	(562)	(7,054)
Reserves	-	-	118	1,677	-	(1,795)	-
BALANCES AS OF DECEMBER 31, 2003	794,383	2,513	3,992	55,935	-	-	856,823
Capital increase	31,900	-	-	-	-	-	31,900
Realization of revaluation reserve of jointly controlled subsidiaries	-	(24)	-	24	-	-	-
Net income	-	-	-	-	-	109,064	109,064
Proposed allocation of net income:							
Prepaid dividends	-	-	-	-	-	(14,015)	(14,015)
Additional dividends proposed	-	-	-	-	-	(28,110)	(28,110)
Reserves	-	-	5,453	61,486	-	(66,939)	-
BALANCES AS OF DECEMBER 31, 2004	826,283	2,489	9,445	117,445	-	-	955,662

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public-owned company)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

	Consolidated		Company	
	2004	2003	2004	2003
SOURCES OF FUNDS				
From operations:				
Net income	109,064	2,438	109,064	2,357
Minority interest	1,203	607	-	-
Items not affecting working capital:				
Depreciation and amortization	54,002	45,468	104	67
Net book value of property, plant and equipment disposals	1,814	2,360	34	-
Deferred income taxes	(3,583)	(3,716)	(187)	-
Provision for recoverable ICMS	3,713	-	-	-
Write-off of recoverable ICMS	3,657	-	-	-
Provision for contingencies	20,726	12,305	-	-
Equity pickup in subsidiaries	-	298	(127,947)	(11,538)
Dividends collected	-	408	38,300	20,500
Goodwill amortization	2,513	2,513	668	668
Change of ownership interest in afilliated company	-	3,096	-	-
Monetary and exchange variations on long-term items	13,144	(21,953)	155	674
Income tax incentive	-	78	-	-
Other	295	353	-	-
Funds provided by operations	206,548	44,255	20,191	12,728
From shareholders:				
Capital increase	31,900	-	31,900	-
From third parties:				
Borrowings	95,562	233,373	-	-
Increase in long-term liabilities	34,818	24,501	549	-
Decrease in long-term assets	-	1,634	26,725	-
Subsidiary capital reduction	-	-	-	12,500
Other	-	133	-	-
TOTAL SOURCES	368,828	303,896	79,365	25,228
USES OF FUNDS				
In permanent assets				
Increase in investments	2,644	5	32,525	10
Acquisition of minority interest	1,960	-	-	-
Additions to property, plant and equipment	127,089	328,135	288	373
Additions to deferred charges	31,110	18,432	-	-
	162,803	346,572	32,813	383
Increase in long-term assets	73,286	41,592	7,117	25,928
Proposed and paid dividends	42,125	7,054	42,125	7,054
Dividends of minority interests	47	-	-	-
Decrease in long-term liabilities	141,536	115,795	6,150	6,001
Other	-	3,497	-	-
TOTAL USES	419,797	514,510	88,205	39,366
DECREASE IN WORKING CAPITAL	(50,969)	(210,614)	(8,840)	(14,138)
Increase (decrease) in current assets	(37,874)	(187,923)	14,565	(19,490)
Increase (decrease) in current liabilities	13,095	22,691	23,405	(5,352)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public-owned company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(In thousands of Brazilian reais)

	Consolidated 2004	Company 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	109,064	109,064
Minority interest	1,203	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	54,002	104
Net book value of property, plant and equipment disposals	1,814	34
Equity pickup in subsidiaries	-	(127,947)
Goodwill amortization	2,513	668
Dividends collected	-	47,421
Monetary and exchange variations on long-term items	8,338	1,239
Provision for contingencies	20,726	-
Deferred income taxes	(5,791)	(767)
Provision for recoverable ICMS	3,713	-
Write-off of recoverable ICMS	3,657	-
Other	295	-
Changes in assets and liabilities:		
Decrease in trade account receivables	1,854	-
Increase in inventories	(33,209)	-
Decrease (increase) in recoverable taxes	(39,315)	666
Increase in other current and long-term assets	(17,124)	(7,846)
Decrease in trade accounts payable	(32,656)	-
Increase in other current and long-term liabilities	28,849	2,898
Net cash provided by operating activities	107,933	25,534
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in investments	(2,644)	(5,799)
Acquisition of minority interest	(1,909)	-
Additions to property, plant and equipment	(127,089)	(288)
Additions to deferred charges	(31,110)	-
Net cash used in investing activities	(162,752)	(6,087)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(21,007)	(21,054)
Dividends of minority interests	(47)	-
Borrowings	170,592	-
Repayments of loans	(181,209)	(7,249)
Capital increase	31,900	31,900
Net cash provided by financing activities	229	3,597
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(54,590)	23,044
At beginning of year	224,087	6,153
At end of year	169,497	29,197

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SUZANO PETROQUÍMICA S.A.
(Public-owned company)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company engaged in investments in, and management of, petrochemical companies.

These companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.

Production of polypropylene used for production of auto parts, household appliances, containers, packaging, carpet, furniture and other.

Politeno Indústria e Comércio S.A.

Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

Petroflex Indústria e Comércio S.A.

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A.

Production of polyethylene for industrial use from the cracking of natural gas. This company is in pre-operating stage, with start-up scheduled for the first semester of 2005. Since March 2003, it has performed pre-marketing operations, including purchasing and resale of polyethylene, aiming mainly at the training of sales, logistics and technical assistance teams and testing of distribution systems.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and standards of the Brazilian Securities Exchange Commission (CVM).

Some captions for the year ended December 31, 2003 were reclassified, consistently with the current financial statements.

3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRATICES

a) Recognition of revenues and expenses

The result of operations is determined based on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the client. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Use of estimates

Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, useful lives of fixed assets, deferred income taxes, reserve for contingencies and the fair value of financial instruments. The Company reviews estimates and assumptions at least on a quarterly basis.

c) Items denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized in income currently.

d) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance-sheet date.

e) Temporary cash investments

Recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

f) Allowance for doubtful accounts

Recorded in an amount considered sufficient to cover any losses in the realization of credits.

g) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

h) Investments

In subsidiaries carried at the equity method, and other investments at cost. Goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years. Negative goodwill will be amortized at the investment disposal. The Company addresses the accounting practices used by subsidiaries and, in case of differences to its own, adjustments are made to their equity amounts for purposes of the application of the equity method.

i) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction plus the impact, in some cases, of appraisal write-ups (revaluations). Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets.

j) Deferred charges

Expenditures incurred during pre-operating phase are recorded at cost and deferred and amortized after the start-up for 10 years. In the consolidated balance sheet, balances of goodwill resulting from the acquisition of subsidiaries are reclassified to deferred charges. Goodwill from acquisitions derives from expectations of future profitability, being amortized in 10 years.

k) Income and social contribution taxes

Income tax is computed at 15% of taxable income, plus 10% on income exceeding R$240. Social contribution tax is calculated at 9% of taxable income. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized based on Instruction CVM nº 371/02 taking into account the historical profitability and the expectations of generation of future taxable income based on a feasibility study.

l) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is likely that funds will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved.

m) Deferred income

Related to unamortized negative goodwill from acquisitions recorded by subsidiaries, originated from the so-called “other economical reasons”.

n) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency based on the exchange rate in effect at the end of the period. Accounting practices, when applicable, are adjusted to the Company's.

4. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries and the so-called jointly controlled subsidiaries, which were consolidated proportionally, as follows:

	Direct and indirect subsidiaries		Jointly-controlled companies	
	Voting	Total	Voting	Total
Suzano Química Ltda.	100.00%	100.00%	-	-
Suzanopar Petroquímica Ltd.	100.00%	100.00%	-	-
Polibrasil Participações S.A.	-	-	50.00%	50.00%
Polipropileno S.A.	-	-	98.38%	98.11%
Polibrasil Resinas S.A.	-	-	100.00%	100.00%
Polibrasil Compostos S.A.	-	-	100.00%	100.00%
Norcom Compostos Termoplásticos do Nordeste S.A.	-	-	100.00%	100.00%
Polipropileno Participações S.A.	89.06%	86.59%	-	-
Petroflex Indústria e Comércio S.A.	-	-	20.14%	20.12%
Rio Polímeros S.A.	-	-	33.33%	33.33%
SPQ Investimentos e Participações Ltda.	100.00%	100.00%	-	-
Politeno Indústria e Comércio S.A.	-	-	35.00%	33.89%
Politeno Empreendimentos Ltda.	-	-	99.99%	99.99%

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from inter-company transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly controlled subsidiaries were consolidated at the subject percent rate of participation in total capital.

The reconciliation between net income of the Company and the consolidated statements is as follows:

	2004	2003
Consolidated financial statements	109,064	2,438
Adjustments in subsidiaries shareholder's equity	-	(81)
Company's individual financial statements	109,064	2,357

5. TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2004	2003
Domestic	162,147	154,397
Overseas	86,330	41,708
Discounted notes	(77,164)	(27,125)
Allowance for doubtful accounts	(16,359)	(12,172)
	154,954	156,808

6. INVENTORIES - CONSOLIDATED

	2004	2003
Finished goods	86,066	64,400
Work in process	883	331
Raw material	38,442	30,545
Auxiliary and maintenance materials and other	15,884	12,790
	141,275	108,066

7. RECOVERABLE TAXES - CONSOLIDATED

	2004	2003
Income tax and social contribution	6,047	7,343
Recoverable ICMS	132,536	84,918
Provision for losses on ICMS	(13,968)	(4,941)
Other taxes	3,303	1,283
	127,918	88,603
Current portion	28,306	48,468
Noncurrent portion	99,612	40,135

From the total balance of recoverable ICMS as of December 31, 2004, R$39,393 relates to Politeno. The management of this jointly controlled subsidiary is making efforts to collect these credits as well as has adopted measures aimed at reducing the future flow of credits. In addition, the alienation of a portion of these credits to third parties was already formalized, pending of approval of the subject transfers by the Finance Agency of the State of Bahia.

In the case of Politeno, negotiations have been conducted with the Finance Agency to realize the remaining balances of credits aimed at identifying alternative courses of action such as authorization by that agency to permit using the credits in the acquisition of raw materials, extension of deferral of ICMS obligations established in the Bahiaplast program and the use of credits to pay for the indirect importation of petrochemical naphtha.

From the total balance of recoverable ICMS as of December 31, 2004, R$46,098 relate to Rio Polímeros, amount reflecting the long-term obligation, based on Decree Law # 25,665/99, from the importation of equipment and spare parts for the setting up of the plant.

During 2004, the provision for losses on recoverable ICMS was increased in light of the studies conducted and experience with prior transactions. The management of the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

8. INCOME AND SOCIAL CONTRIBUTION TAXES- CONSOLIDATED

a) Deferred taxes

Tax credits recognized by jointly controlled subsidiaries over temporary differences and tax losses, as follows:

	2004					
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Suzano Petroquímica S.A.	Total
Current portion						
Tax losses	-	35	3,240	-	-	3,275
Temporary differences	-	1,661	-	-	579	2,240
	-	1,696	3,240	-	579	5,515
Noncurrent portion						
Tax losses	106	-	-	-	-	106
Temporary differences	-	6,344	9,568	2,313	187	18,412
	106	6,344	9,568	2,313	187	18,518

	2003				
	Rio Polímeros S.A.	Petroflex Ind. e Com. S.A.	Polibrasil Participações S.A.	Politeno Ind. e Com. S.A.	Total
Current portion					
Tax losses	-	926	1,807	-	2,733
Temporary differences	-	574	-	-	574
	-	1,500	1,807	-	3,307
Noncurrent portion					
Tax losses	191	-	3,420	426	4,037
Temporary differences	-	3,605	7,402	-	11,007
	191	3,605	10,822	426	15,044

The companies recognized deferred income taxes on tax losses, from current and past years, based on expectations of generation of future taxable income, supported by feasibility studies. The ability to use tax losses never expires, but the offsetting of taxable income is limited to 30% of yearly taxable income.

The companies expect to recover these tax credits as follows:

- Rio Polímeros S.A. - during 2006.
- Petroflex Indústria e Comércio S.A. - from 2005 to 2007.
- Polibrasil Participações S.A. - from 2005 to 2009.
- Politeno Indústria e Comércio S.A. - after the end of the period of tax incentives.

b) Reconciliation

	2004	2003
Income before taxes on income	156,797	21,306
Subsidiaries which have not recognized credits on tax losses	23,798	13,207
	180,595	34,513
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	61,402	11,734
Foreign subsidiaries exchange variation	1,892	19,913
Tax incentives	(12,989)	(10,146)
Amortized goodwill	627	627
Interest on capital charges	(1,069)	-
Tax losses	-	(5,105)
Effects from other permanent additions (exclusions)	(3,333)	1,238
Total charged to income	46,530	18,261
Income and social contribution taxes - current	49,474	24,299
Income and social contribution taxes - deferred	(2,944)	(6,038)
	46,530	18,261

9. INVESTMENTS

	Consolidated		Company	
	2004	2003	2004	2003
Subsidiaries	-	-	953,447	831,275
Unamortized goodwill	-	-	4,675	5,343
Other investments carried at cost				
Petroquímica União S.A.	33,385	33,385	-	-
Nordeste Química S.A. - Norquisa (1)	63,391	63,370	-	-
Provisão para perdas	(32,620)	(29,953)	-	-
Other	6,976	4,200	-	-
	71,132	71,002	958,122	836,618

The subsidiaries' financial statements were closed at December 31 and have been audited by independent auditors.

(1) The subsidiary Polipropileno Participações S.A. and the jointly controlled subsidiary Politeno Indústria e Comercio S.A. own 10.93% e 11.11%, respectively, of the capital stock of Nordeste Química S.A. - NORQUISA. These investments are carried at cost, which reflect the equity method based on the financial statements of NORQUISA as of May 31, 2002, when the joint control by Polipropileno e Politeno became ineffective because of the statutory restructuring of Braskem S.A. During 2002, a provision for a permanent loss in these investments was recorded.

The unamortized negative goodwills have been recorded to deferred income in the consolidated financial statements, based on the follow subsidiaries:

Owner	Subsidiary	Negative goodwill
Suzano Química Ltda.	Petroflex Industria e Comércio S.A.	17,593
Suzano Química Ltda.	Polipropileno Participações S.A.	2,859
Polibrasil Participações S.A.	Polipropileno S.A.	10,871
Polipropileno S.A.	Polibrasil Resinas S.A.	1,711
		33,034

Investment data and summary of activity of direct subsidiaries' investment accounts:

	Suzano Química Ltda.	SPQ Investimentos e Participações Ltda.	Total
Subsidiaries			
a) % Share Ownership			
December 31, 2004 and 2003			
Voting capital	100.00%	100.00%	
Total capital	100.00%	100.00%	
b) Information on subsidiaries			
December 31, 2003			
Capital stock	629,703	144,376	
Adjusted shareholders' equity	678,845	152,430	
Adjusted results for the year	(17,016)	28,554	
December 31, 2004			
Capital stock	663,116	144,376	
Adjusted shareholders' equity	789,884	163,563	
Adjusted results for the year	83,514	44,433	
c) Investment activity			
Balance -- December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Dividends collected	-	(20,500)	(20,500)
Equity pickup	(17,016)	28,554	11,538
Balance -- December 31, 2003	678,845	152,430	831,275
Dividends collected	(5,000)	(33,300)	(38,300)
Purchase and subscription of shares	32,525	-	32,525
Equity pickup	83,514	44,433	127,947
Balance -- December 31, 2004	789,884	163,563	953,447

The table below discloses the indirect investments of the Company, materialized through the direct subsidiaries referred to above (companies' data and summary of activity of investment accounts):

	Suzano Química Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polímeros S.A. (1)	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A.
a) % Share Ownership						
December 31, 2003						
Voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
Total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
December 31, 2004						
Voting capital	33.33%	100.00%	50.00%	20.14%	89.06%	35.00%
Total capital	33.33%	100.00%	50.00%	20.12%	86.59%	33.89%
b) Information on subsidiaries						
December 31, 2003						
Capital stock	895,134	153,297	275,080	148,854	66,344	333,303
Adjusted shareholders' equity	894,025	165,675	412,675	205,147	23,359	411,491
Adjusted results for the year	(1,109)	3,321	57,150	60,534	(443)	92,534
December 31, 2004						
Capital stock	1,119,373	67,180	275,080	152,702	66,344	359,868
Adjusted shareholders' equity	1,119,535	81,229	545,365	255,311	22,730	431,570
Adjusted results for the year	1,271	2,678	136,121	101,439	(629)	129,689
c) Investment activity						
Balance -- December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,095
Subscription of shares	151,855	-	-	-	-	-
Capital reduction (2)	-	(136,769)	-	-	-	-
Dividends	-	-	-	(714)	-	(36,117)
Equity pickup	(370)	(55,248)	28,890	12,951	(370)	29,041
Balance -- December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,019
Subscription of shares	74,746	-	-	-	-	-
Purchase of shares	-	-	-	-	392	-
Capital reduction (2)	-	(81,558)	-	-	-	-
Negative goodwill	-	-	-	-	295	-
Interest on Capital	-	-	-	(3,143)	-	-
Dividends	-	-	(1,715)	(7,134)	-	(38,049)
Equity pickup	424	(2,888)	68,061	20,370	(527)	45,074
Balance -- December 31, 2004	373,178	81,229	272,683	51,367	19,682	147,044
Last stock price at São Paulo Stock Exchange - BOVESPA						
12/17/04 - PNA	-	-	-	-	-	18.47
12/30/04 - PNB	-	-	-	-	-	6.20
12/28/04 - ON	-	-	-	0.79	-	-
12/30/04 - PNA	-	-	-	0.70	-	-

(1) Pre-operating stage enterprise - according to the investment project, Suzano Química Ltda. will be required to subscribe additional capital funds amounting to approximately US$21.8 million up to the completion of the project.

(2) For purposes of transfer of funds to Rio Polímeros S.A.

The summarized balance sheets and statements of income of subsidiaries and jointly controlled subsidiaries used for consolidation, are indicated below (total amounts before proportional consolidation in the case of jointly-controlled subsidiaries):

	Rio Polímeros S.A. pre-operating		Suzanopar Petroquímica Ltd.		Polibrasil Participações S.A. Consolidated	
	2004	2003	2004	2003	2004	2003
Balance Sheets:						
Assets:						
Current assets	78,627	51,062	81,230	165,675	343,261	338,350
Cash and cash equivalents	22,498	14,618	81,230	165,675	64	1,504
Trade accounts receivable	20,583	13,328	-	-	116,656	129,171
Inventories	25,304	17,397	-	-	164,991	135,634
Tax credits	8,440	4,718	-	-	38,968	52,714
Other	1,802	1,001	-	-	22,582	19,327
Long-term assets	138,110	75,264	-	-	49,041	24,335
Tax credits	136,957	74,187	-	-	48,800	21,642
Other	1,153	1,077	-	-	241	2,693
Permanent assets	2,515,413	2,137,647	-	-	702,204	763,666
Investments	-	-	-	-	69,348	72,739
Property, plant and equipment	2,282,365	1,994,193	-	-	610,963	664,648
Deferred charges	233,048	143,454	-	-	21,893	26,279
Total assets	2,732,150	2,263,973	81,230	165,675	1,094,506	1,126,351
Liabilities and shareholders' equity:						
Current liabilities	76,875	29,017	-	-	255,099	307,465
Loans	43,272	-	-	-	159,483	143,043
Other	33,603	29,017	-	-	95,616	164,422
Long-term liabilities	1,535,740	1,340,931	-	-	261,389	374,147
Loans	1,399,102	1,252,872	-	-	214,239	313,665
Other	136,638	88,059	-	-	47,150	60,482
Deferred income	-	-	-	-	21,743	21,743
Minority interest	-	-	-	-	10,910	10,321
Shareholders' equity	1,119,535	894,025	81,230	165,675	545,365	412,675
Total liabilities and shareholders' equity	2,732,150	2,263,973	81,230	165,675	1,094,506	1,126,351
Statements of Income:						
Net sales	148,606	51,802	-	-	1,812,409	1,312,111
Cost of sales	(133,355)	(51,053)	-	-	(1,422,393)	(1,098,132)
Gross profit	15,251	749	-	-	390,016	213,979
Operating expenses	(13,344)	(2,602)	(89)	(52)	(145,382)	(105,557)
Net financial income (expense)	130	170	2,767	3,372	(29,913)	(12,015)
Equity pickup	-	-	-	-	(3,691)	(3,690)
Income (loss) from operations	2,037	(1,683)	2,678	3,320	211,030	92,717
Nonoperating income (expense)	-	-	-	-	257	(2,436)
Income and social contribution taxes	(766)	574	-	-	(72,556)	(31,139)
Minority interest	-	-	-	-	(2,610)	(1,360)
Net income (loss)	1,271	(1,109)	2,678	3,320	136,121	57,782

	Petroflex Indústria e Comércio S.A. Consolidado		Polipropileno Participações S.A. Controladora		Politeno Indústria e Comércio S.A. Consolidado	
	2004	2003	2004	2003	2004	2003
Balance Sheets:						
Assets:						
Current assets	459,813	465,151	584	643	303,379	289,081
Cash and cash equivalents	189,783	182,828	308	424	13,083	23,269
Trade accounts receivable	107,861	141,521	-	-	199,768	174,291
Inventories	130,842	102,977	-	-	70,501	40,357
Tax credits	22,751	31,042	276	219	4,012	36,949
Other	8,576	6,783	-	-	16,015	14,215
Long-term assets	55,564	32,131	-	-	144,394	55,978
Tax credits	32,922	20,597	-	-	121,117	45,507
Other	22,642	11,534	-	-	23,277	10,471
Permanent assets	365,438	332,382	24,827	24,827	195,006	191,733
Investments	4,225	4,225	24,827	24,827	53,605	53,707
Property, plant and equipment	361,213	328,157	-	-	137,574	133,620
Deferred charges	-	-	-	-	3,827	4,406
Total assets	880,815	829,664	25,411	25,470	642,779	536,792
Liabilities and shareholders' equity:						
Current liabilities	267,696	334,295	1	1	155,886	87,270
Loans	51,328	216,198	-	-	51,393	10,557
Other	216,368	118,097	1	1	104,493	76,713
Long-term liabilities	357,808	290,222	2,680	2,110	32,695	15,403
Loans	41,699	63,441	2,680	2,110	28,202	11,537
Other	316,109	226,781	-	-	4,493	3,866
Minority interest	-	-	-	-	1	1
Shareholders' equity	255,311	205,147	22,730	23,359	454,197	434,118
Total liabilities and shareholders' equity	880,815	829,664	25,411	25,470	642,779	536,792
Statements of Income:						
Net sales	1,305,961	1,091,828	-	-	1,119,386	943,856
Cost of sales	(1,043,662)	(947,574)	-	-	(866,073)	(749,972)
Gross profit	262,299	144,254	-	-	253,313	193,884
Operating expenses	(96,108)	(52,655)	(138)	(185)	(107,524)	(83,524)
Net financial income (expense)	(37,934)	(40,171)	(491)	(258)	(5,367)	(3,096)
Equity pickup	-	-	-	-	-	(852)
Income (loss) from operations	128,257	51,428	(629)	(443)	140,422	106,412
Nonoperating income (expense)	471	1,582	-	-	(11)	81
Income and social contribution taxes	(30,475)	7,524	-	-	(44,606)	(40,295)
Minority interest	-	-	-	-	(1)	(1)
Net income (loss)	98,253	60,534	(629)	(443)	95,804	66,197

Related parties

Consolidated	2004			2003	
	Assets	Liabilities		Liabilities	
	Noncurrent	Current	Noncurrent	Current	Noncurrent
	Trade accounts Receivable	Accounts payable	Accounts payable	Accounts payable	Accounts payable
Company with non-consolidated related parties	1,038	214	-	683	-
Payables of Suzano Química Ltda. to non-consolidated related parties	-	34	-	-	-
Related parties in consolidation of jointly-controlled subsidiaries:					
Polibrasil Participações S.A. (1)	-	8,921	13,007	5,396	22,035
Petroflex Indústria e Comércio S.A	-	8	-	9	-
Total	1,038	9,177	13,007	6,088	22,035

(1) Technology acquisition agreement with Baseltech USA Inc. ("Spheripol"), which represented US$8,261 thousand, plus interest of 8% per year with yearly payments until 2008.

Company	2004				2003	
	Assets			Liabilities	Assets	Liabilities
	Noncurrent			Current	Noncurrent	Current
	Accounts receivable	Advance for future capital increase	Total	Accounts payable	Advance for future capital increase	Accounts payable
With consolidated parties:						
Polibrasil Participações S.A.	1,415	-	1,415	-	-	-
Suzano Química Ltda.	-	5,371	5,371	-	26,725	-
With non-consolidated parties:						
Suzano Holding S.A.	331	-	331	203	-	683
Suzano Bahia Sul	-	-	-	11	-	-
Total	1,746	5,371	7,117	214	26,725	683

There are no relevant transactions among related companies.

10. PROPERTY, PLANT AND EQUIPMENT - CONSOLIDATED

	Yearly depreciation rates	2004	2003
Buildings	2.5% to 6.7%	83,504	82,696
Machinery and equipment	5% to 20%	559,817	548,667
Other	10% to 20%	54,054	67,203
		697,375	698,566
Accumulated depreciation		(321,672)	(271,288)
		375,703	427,278
Construction in progress		794,711	664,966
Land		16,189	16,937
		1,186,603	1,109,181

As of December 31, 2004, approximately R$755,587 of the balance of "construction in progress" is related to the construction, assembly and engineering of the plant of Rio Polímeros by the group ABB Lummus/Snamprogetti contracted as of July 1st, 2000, when the agreement with Univation Technologies related to licensing of the right of use of polypropylene production technology was signed. As of March 15, 2000, the agreement with ABB Lummus Global Technologies related to licensing the right of use of ethylene production technology was signed.

11. DEFERRED CHARGES - CONSOLIDATED

	2004						2003
	Technology	Pre-operating expenses	Goodwill	Other	Amortization	Balance	Balance
Polibrasil Participações S.A.	25,464	32,808	1,521	3,968	(51,292)	12,469	16,507
Politeno Indústria e Comércio S.A.	-	21,292	-	-	(19,990)	1,302	1,499
Rio Polímeros S.A.	-	77,683	-	-	-	77,683	47,818
Suzano Petroquímica S.A.	-	-	4,675	-	-	4,675	5,343
	25,464	131,783	6,196	3,968	(71,282)	96,129	71,167

Technology

Acquisition of rights of use of Spheripol® technology by means of an agreement signed in 1998 with Baselltech USA Inc. to be used in the Polibrasil Resinas S.A.'s new plant, located in Mauá (SP), with capacity of 300 thousand tons per year, using this advanced technology owned by the other shareholder of Polibrasil, namely Basell, a worldwide leader in the production of polypropylene.

Pre-operating expenses

As of September 13, 2002, Rio Polímeros and Petrobrás signed agreements to build a water transportation system to serve both companies with half the funds required by each party. The construction began in April 2003. The planning and management of the construction work have been conducted under the responsibility of Petrobrás.

12. LOANS

	Consolidated		Company	
	2004	2003	2004	2003
Investments' funding	21,721	34,757	12,710	18,720
Brazilian Development Bank - BNDES	249,720	217,211	-	-
In foreign currency	439,778	452,145	-	-
Debentures	-	5,877	-	-
Other	14,979	18,487	-	-
	726,198	728,477	12,710	18,720
Current portion	128,493	125,116	6,490	6,505
Noncurrent portion	597,705	603,361	6,220	12,215

The Company loan is related to the purchase of capital shares in the privatization of Politeno Indústria e Comércio S.A., bearing interest at 6.5% per year plus monetary restatement based on TR variation, which matures in biannual installments up to 2006.

The consolidated loans include, additionally, the following:

- POLIBRASIL PARTICIPAÇÕES S.A./POLIPROPILENO S.A./POLIBRASIL RESINAS S.A.

  - R$9,010 - privatization program, IGPM + 6.5% per year - biannual maturities until February 2006 - guaranteed by 6,763,421 shares of Petroquímica União S.A. owned by Polibrasil;

  - Loan (Spheripol/Splitter) - R$126,620 - resources from BNDES (R$36 million) - interest at TJLP (Long-Term Interest Rate) plus 5% per year - and from FMO (The Netherlands Development Bank) (US$34 million) bearing interest at 6-month LIBOR plus 4.2% per year. Polibrasil plants located in Mauá (SP), Camaçari (BA) and Duque de Caxias (RJ) were given as guarantees to both BNDES and FMO. As additional guarantee to FMO, Polibrasil obtained a bank credit letter with Banco Bradesco in the amount of US$10 million.

  - Advanced collection of exports - R$28,200- interest at 6-month LIBOR plus 4.5% per year and exchange variation - maturities until March 2007.

- POLITENO INDÚSTRIA E COMÉRCIO S.A.

  - Foreign currency - R$24,079 - LIBOR plus 2.00% to 3.5% per year and impact of exchange variation;

  - Local currency - R$3,040 - TJLP plus 2.5% to 8.3% per year.

- PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

  - Local currency - R$9,703 - TJLP plus 3.5% to 5.0% per year, and UMBND plus 5.0% per year;

  - Advance collection of exports - R$8,029 - Libor plus 4.0% per year and impact of exchange variation;

  - Foreign currency - Exim-Bank - R$958 - Libor plus 1.22% per year and impact of exchange variation;

- RIO POLÍMEROS S.A.

  - Local currency - BNDES - R$167,533 - TJLP plus 5% per year; R$36,329 - BNDES's basket of currencies plus 5% per year.

  - Foreign currency - R$276,929 - Interest at 5.51% per year plus impact of exchange variation.

- Interest expenses have been capitalized during the construction phase.

- The subsidiary offered as guarantee the future cash flow from operations, supported by export contracts, and shareholders offered their shares in the subsidiary's capital, among others.

The maturities of long-term loans are as follows:

	Consolidated	Company
2006	52,360	6,220
2007	75,135	-
2008	78,589	-
2009	86,418	-
2010 and later	305,203	-
	597,705	6,220

13. PROVISION FOR CONTINGENCIES - CONSOLIDATED

The jointly controlled subsidiaries have recognized provisions for contingencies to cover for possible losses in administrative and court disputes related to tax, social security, labor and civil matters in amounts considered sufficient based on the assessment of legal advisors.

The consolidated provision for contingencies originated from the following companies:

	2004	2003
Tax Contingencies		
Politeno Indústria e Comércio S.A.	1,531	1,315
Polibrasil Participações S.A.	5,930	4,015
Petroflex Indústria e Comércio S.A. (1)	56,608	38,609
	64,069	43,939
Labor Disputes		
Polibrasil Participações S.A.	1,923	2,078
Petroflex Indústria e Comércio S.A.	433	648
	2,356	2,726
Civil Disputes		
Polibrasil Participações S.A.	2,717	2,115
Other	372	8
	69,514	48,788

(1) Relates, mainly, to a court dispute of Petroflex on credits for the Federal Excise Tax - IPI for the theory that the taxpayers can use the subject tax credits in the purchase of exempted materials. The company obtained a preliminary judicial authorization to use the credits.

Labor lawsuit concerning Clause 4 (relating to the subsidiaries Polibrasil Resinas and Politeno)

Under the collective negotiation agreement between Polibrasil Resinas (plant located in Camaçari, state of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union and this decision was later changed in part due to the appeal filed with the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

14. CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares'. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions and assure the continuity of the annual dividend distribution.

As of August 27, 2004, a dividend payment of R$0.060 per common share and R$0.066 per preferred share was approved in a management meeting, representing a total distribution of R$14 million.

A General Extraordinary Meeting of Shareholders held as of November 18, 2004 approved the increase in mandatory minimum dividends from 25% to 30% on adjusted net income, as well as the cancellation of the provisions that permitted preferred shares to receive dividends 10% higher than the dividends attributed to common shares.

At December 16, 2004, the Board of Directors approved the increase in capital stock with the distribution of 5,500,000 preferred shares amounting to R$31,900.

DIVIDENDS

The computation of dividends in accordance with the bylaws, as proposed by management is as follows:

	2004	2003
Net income	109,064	2,357
Legal reserve (5%)	(5,453)	(118)
	103,611	2,239
Mandatory minimum dividend - 30% (25% in 2003)	31,083	562
Proposed dividends	28,110	562
Prepaid dividends	14,015	-
Realized portion of unrealized profit reserve	-	6,492
Total dividends	42,125	7,054

Total dividends correspond to 40.7% of the adjusted net income. Proposed dividends correspond to R$0.1240 per common and preferred shares.

15. NET SALES AND COST OF PRODUCTS SOLD

Consolidated

	2004			2003		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	1,350,530	(1,055,816)	294,714	1,058,340	(873,338)	185,002
Foreign market	259,587	(212,813)	46,774	164,867	(145,775)	19,092
	1,610,117	(1,268,629)	341,488	1,223,207	(1,019,113)	204,094

16. FINANCIAL INCOME (EXPENSE) - CONSOLIDATED

	2004	2003
Financial expenses	(52,356)	(51,840)
Exchange variation losses	8,350	(30,163)
	(44,006)	(82,003)
Financial income	16,689	17,628
Exchange variation gains	(508)	(5,224)
	16,181	12,404

17. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBTIDA

	2004	2003
Net sales	1,610,117	1,223,207
Gross profit	341,488	204,094
Operating expenses:		
Selling expenses	(98,204)	(74,583)
Administrative expenses	(54,387)	(40,311)
Other operating income (expense)	(2,018)	8,484
Earnings before interest and taxes (EBIT)	186,879	97,684
Depreciation/amortization	54,002	45,468
Earnings before interest, taxes, depreciation and amortization (EBITDA)	240,881	143,152
Margin (EBITDA/net sales)	14.96%	11.70%

18. FINANCIAL INSTRUMENTS

Estimated market values of financial instruments included in the balance sheet as of December 31, 2004 which differ from the amounts in the financial statements are as follows:

Company and consolidated

	Account balance	Market value
Loans and financing		
In local currency	12,710	12,452

The Company's individual balance sheet includes basically investments in subsidiaries and affiliates, credits receivable from subsidiaries and investment-funding loans.

Asset balances, representing permanent investments in subsidiaries, are carried under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value determined by means of future cash flows, using interest rates similar to instruments of the same nature.

The investment in Petroquímica União S.A. (PQU), by the jointly controlled subsidiary Polibrasil Resinas S.A, is carried at cost and amounts to R$66,769. This investment if valued at the price of PQU stock at the São Paulo Stock Exchange as of December 31, 2004 would correspond to R$ 112,205.

The investments in Nordeste Química S.A. - NORQUISA is carried at the cost method by the jointly controlled subsidiaries Polipropileno Participações S.A. and Politeno Indústria e Comércio S.A., as discussed in note 9. There are no parameters to determine the market value of this investment due the fact that NORQUISA is a privately held company.

The subsidiaries informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

The jointly controlled subsidiaries Politeno and Polibrasil Resinas S.A. had open Vendor operations amounting to R$12,476 and R$200,865, respectively, as of December 31, 2004 (R$10,656 and R$73,381 in 2003) recorded as reduction of trade accounts receivable. These enterprises guarantee these amounts and must pay the financial institutions in case of delinquency by subject clients. These companies have not experienced material losses from these transactions.

19. INSURANCE

The Company and its subsidiaries have policies to maintain adequate insurance coverage for risks on property, plant and equipment and inventories, based on the advice of their insurance consultants.

20. GUARANTEES

As of December 31, guarantees provided to subsidiaries were as follows:

	2004	2003
Suzano Química Ltda.		
Guarantee letter	-	81,838
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	19,291	9,720
Banco do Brasil - privatization Coperbo	-	1,252
	19,291	10,972
Joint guarantees with Suzano Bahia Sul Papel e Celulose S.A.:		
Polibrasil Resinas S.A.		
FMO (Dutch Development Bank)	-	120,675
BNDES (National Development Bank)	36,155	47,562
	36,155	168,237
Total	55,446	261,047

21. PENSION PLANS

The jointly controlled subsidiaries Politeno Indústria e Comércio S.A. (Politeno), Polibrasil Participações S.A. (Polibrasil) and Petroflex Indústria e Comércio S.A. (Petroflex) and their subsidiaries sponsor supplementary pension plans for their employees, recognized in accordance with CVM Deliberation No. 371/00.

The pension plan of Politeno, Polibrasil and a portion of Petroflex's is a mixed plan (defined benefit and defined contribution) managed by PREVINOR - Associação de Previdência Privada. Previnor's main goal is the supplementary pension benefits (in relation to the pension benefits by the mandatory Federal pension system) for employees (and their direct relatives). The sponsors and employees make monthly contributions based on monthly salaries.

Petroflex, besides Previnor, sponsors for a portion of its employees a defined-benefit plan managed by Fundação Petrobrás de Seguridade Social - PETROS, a multi-sponsored plan, being Petrobrás the main sponsor, with 90% of participation. The plan includes a provision for solidarity among sponsors.

The jointly controlled subsidiaries Politeno, Polibrasil and Petroflex disclosed in their financial statements the information required by CVM Deliberation No. 371/00. According to their financial statements, there are no cases of additional deficit of sponsors' responsibility to be recognized.

 FILE N° 82-34667



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF N° 04,705,090/0001-77
State Enrolment NIRE N° 35 3 0018786 5

Summary of the main resolutions of the

Minutes of the Management Board Meeting

On May 10, 2005, at 10:00 AM, at the company head office, Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital City of São Paulo, was held a meeting of the **Suzano Petroquímica S.A.** Management Board. Said meeting had as purpose to discuss on the nomination of an honorary member of the Management Board, the election of the Board of Directors and the nomination of members for the Strategy Committee. After a discussion on the subjects, the Management Board decided, unanimously: **1.** as a recognition to the professional, partner, and friend that during decades has dedicated his competencies and wisdom to the Suzano companies, so that those could attained a status of one of the main Brazilian groups, indicated as Honorary Member of the Management Board, with a tenure up to the 2006 Annual General Meeting: **Augusto Esteves de Lima Junior**; **2.** elected the Board of Directors, with a tenure up to the Management Board meeting which shall elect the corporate officers after the 2006 Annual General Meeting: **President Director - David Feffer**; **Superintendent Director – Armando Guedes Coelho**; and elected as **Directors: Fábio Eduardo de Pieri Spina**; **João Pinheiro Nogueira Batista**, who holds cumulatively the position of **Investor Relations Director**; **Luiz Fernando Sanzogo Giorgi**; and **Sergio Arthur Ferreira Alves**; and **3. finally**, indicated to form the Strategy Committee, with a tenure up to the 2006 Annual General Meeting: as **Coordinator**: **Claudio Thomaz Lobo Sonder**; and as other **members**: **David Feffer**, **Daniel Feffer** and **Jorge Feffer**

FILE N° 82-34667



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF N° 04,705,090/0001-77
State Enrolment NIRE N° 35 3 0018786 5

Minutes of the Annual General Meeting

DATE: April 20, 2005
TIME: 11:00 AM
PLACE: Avenida Brigadeiro Faria Lima, 1355, 9th Floor – São Paulo – SP
ATTENDANCE: shareholders representing more than two thirds of the voting capital stock, shareholders holding preferred shares and independent external auditors, Deloitte Touche Tohmatsu Auditores Independentes (CRC No 2 SP 011609/O-8).
BOARD: Fábio Eduardo de Pieri Spina – Chairman. Sergio Arthur Ferreira Alves – Secretary

DOCUMENTS READ AND CALLS

1. Call notice: published in the Official Gazette of the State of São Paulo and the Gazeta Mercantil newspaper, of 05, 06 and 07 of April, 2005;
2. Management Report, Financial Statements, Consolidated Financial Statements and respective Notes, all of them related to the fiscal year ended on December 31, 2004, together with the Audit Report by the Independent Auditors and the Audit Committee, published in the Official Gazette of the State of São Paulo and the Gazeta Mercantil newspaper, both of March 08, 2005.

RESOLUTIONS UNANIMOUSLY TAKEN:

1. with abstention of those legally disabled, the Management Report, the Financial Statements, the Consolidated Financial Statements and respective Notes, all related to the fiscal year ended on December 31, 2004 were approved, together with the Audit Report by the Independent Auditors and the Audit Committee, with the following appropriation of the net income of the fiscal year: a) R$5,543,174.58 to the legal reserve; b) R$28,110,227.10 to the payment of dividends, in the amount of R$0.124 per outstanding common share and preferred share, with no adjustment for inflation, which added to the semiannual dividend decided in the Board of Directors Meeting of August 27, 2004, hereby ratified, in the amount of R$14,014,642.35, will make a total of R$42,124,869.45, as annual dividend. The payment of the dividend shall be made on May 31, 2005; c) R$55,336,902.79 to the Capital Increase Reserve; and d) R$6,148,544.75 to the Special Bylaws Reserve;



SUZANO
PETROQUÍMICA

2. the following Management Board was elected, with a tenure up to the 2006 Annual General Meeting: President: **David Feffer** (Federal Tax ID CPF/MF No 882,739,628-49 – ID Card RG No 4,617,720-6-SSP/SP), Brazilian, married, industrial, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; Vice-President: **Daniel Feffer** (Federal Tax ID CPF/MF No 011,769,138-08, ID Card RG No 4,617,718-SSP/SP), Brazilian, married, lawyer, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; Vice-President: **Boris Tabacof** (Federal Tax ID CPF/MF No 000,616,035-20 – ID Card RG No 6,167,083-SSP/SP), Brazilian, married, engineer, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor, Postcode 01452-919, in this Capital City; and other members: **Jorge Feffer** (Federal Tax ID CPF/MF No 013,965,718-50 – ID Card RG No 4,617,719-X-SSP-SP), Brazilian, legally separated, business administrator, with business address at Avenida Brigadeiro Faria Lima, 1355, 9th floor, Postcode 01452-919, in this Capital City; **Claudio Thomaz Lobo Sonder** (Federal Tax ID CPF/MF No 066,934,078-20 and ID Card RG No 2,173,952-SSP/SP), Brazilian, married, engineer, residing and domiciled in this Capital City, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor, Postcode 01452-919, in this Capital City; **Adhemar Magon** (Federal Tax ID CPF/MF No 047,059,398-91, ID Card RG No 2,815,645-SSP/SP), Brazilian, married, business administrator, residing and domiciled in this Capital City, at Alameda Campinas, 1232, 4th floor, Postcode 01404-001; **Antonio de Souza Correa Meyer** (Federal Tax ID CPF/MF No 215,425,978-20 – ID Card RG No 3,334,695-1-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this capital city, with business address at Rua da Consolação, 247, 5th floor, Postcode 01301-903; and **Pedro Pullen Parente** (Federal Tax ID CPF/MF No 059,326,371-53 – ID Card RG No 193,545-SSP/DF), Brazilian, married, engineer, residing and domiciled in Porto Alegre, State of Rio Grande do Sul, with business address at Avenida Érico Veríssimo, 400, 6th floor, Postcode 90160-180;

3. in view of the waiver to the triple list referred to in paragraph 4, article 8, Law 10,303, of October 31, 2001, and in spite of the 10% of the capital stock was not attained, exceptionally for the now starting tenure, the preferred shareholders elected, as a member of the Management Board, **Mr. Roger Agnelli** (Federal Tax ID CPF/MF No 007,372,548-07 – ID Card RG No 10,192,866-SSP/SP), Brazilian, married, economist, residing and domiciled in Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Graça Aranha, 26, 18th floor, Postcode 20030-900;

4. the total amount for the compensation of the Management Board and the Board of Directors was established in R$8,160,000.00;

5. the following Audit Committee was elected, with a tenure up to the 2006 Annual General Meeting: as Effective members: **Luiz Augusto Marques Paes** (Federal Tax ID CPF/MF No 045,320,388-47; ID Card RG No 12,605,359-5-SSP/SP), Brazilian, married,



SUZANO
PETROQUÍMICA

lawyer, residing and domiciled in this Capital City, with business address at Rua Gomes de Carvalho, 1306, 2nd floor, Postcode 04547-005; **Rubens Barletta** (Federal Tax ID CPF/MF No 397,909,328-04 – ID Card RG No 3,540,429-SSP/SP), Brazilian, legally separated, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72, 15th floor, Postcode 01006-010, and by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, together with the Fundo Bradesco Templeton de Valor e Liquidez, representing more than 5% of the capital stock, in the exercise of its legal rights, was elected **José de Alencar de Souza e Silva** (Federal Tax ID CPF/MF No 102,234,876-00 and ID Card RG No 1,718,588-SSP/DF), Brazilian, married, economist, residing and domiciled in Brasilia/DF, with business address at SEPN SPPN – Quadra SIS – Bloco C – loja 32, Asa Norte, Postcode 70770-530; and as their respective substitute members: **Roberto Figueiredo Mello** (Federal Tax ID CPF/MF No 532,755,358-20 – ID Card RG No 3,922,596-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Líbero Badaró, 293, 27th floor, suite 27D, Postcode 01009-907; **Luiz Gonzaga Ramos Schubert** (Federal Tax ID CPF/MF No 080,501,128-53 – ID Card RG No 2,560,033-SSP/SP), Brazilian, married, lawyer, residing and domiciled in this Capital City, with business address at Rua Senador Paulo Egídio, 72 – 15th floor, Postcode 01006-010; and in the same way, by the preferred shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, together with the Fundo Bradesco Templeton de Valor e Liquidez, representing more than 5% of the capital stock, in the exercise of its legal rights, was elected **José Edison da Silva** (Federal Tax ID CPF/MF No 392,593,588-69 and ID Card RG No 5,555,676-SSP/SP), Brazilian, married, bank employee, residing and domiciled in this Capital City, with business address at Rua Professor Carolina Ribeiro, 221, apt 61, Postcode 04016-020;

6. for each effective member of the Audit Committee was established the minimum compensation set forth in the law;

7. the change of the newspaper for the company acts to be published was approved, from "Gazeta Mercantil" to "Valor Econômico".

These minutes are authorized to be published, according to paragraph 2, article 130, Joint Stock Companies Law.

Read and approved, these minutes are signed by the attending people.

São Paulo, April 20, 2005

Fábio Eduardo de Pieri Spina, Board Chairman
Sergio Arthur Ferreira Alves, Secretary